UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

COST PLUS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

221485105

(CUSIP Number)

Red Mountain Capital Partners LLC Attn: Willem Mesdag 10100 Santa Monica Boulevard, Suite 925 Los Angeles, California 90067 Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 2 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC 73-1726370
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,228,611 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,228,611 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,611 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 3 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P. 20-4117535
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,542,150 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,542,150 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,542,150 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 4 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P. 20-5329858
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,656,961 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 1,656,961 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,656,961 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 5 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC 20-4442412
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,199,111 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,199,111 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,199,111 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 6 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc. 13-4057186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,228,611 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,228,611 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,611 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 7 OF 13 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,228,611 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,228,611 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,228,611 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 8 OF 13 PAGES

This Amendment No. 9 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 18, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on December 6, 2006, Amendment No. 2 thereto, filed with the SEC on December 22, 2006, Amendment No. 3 thereto, filed with the SEC on January 8, 2007, Amendment No. 4 thereto, filed with the SEC on April 18, 2007, Amendment No. 5 thereto, filed with the SEC on August 27, 2007, Amendment No. 6 thereto, filed with the SEC on September 6, 2007, Amendment No. 7 thereto, filed with the SEC on December 12, 2007, and Amendment No. 8 thereto, filed with the SEC on June 7, 2011 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cost Plus, Inc., a California corporation (“Cost Plus”). RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 9) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

As discussed in further detail in the Current Report on Form 8-K filed by Bed Bath & Beyond Inc. (“BBBY”) with the SEC on May 10, 2012 (the “BBBY 8-K”) and the Current Report on Form 8-K filed by Cost Plus with the SEC on May 10, 2012, BBBY, Cost Plus and Blue Coral Acquisition Corp. (“Blue Coral”), a wholly owned subsidiary of BBBY, entered into an Agreement and Plan of Merger on May 8, 2012 (the “Merger Agreement”) pursuant to which Blue Coral will merge with and into Cost Plus, subject to the terms and conditions of the Merger Agreement (the “Acquisition”).

On May 8, 2012, in connection with the Acquisition, each of RMCP II and RMCP III entered into a separate Support and Tender Agreement with BBBY and Blue Coral (collectively, the “Support Agreements”), pursuant to which RMCP II and RMCP III have agreed, among other things, to tender all of their shares of Common Stock (as well as to cause to be tendered 29,500 shares of Common Stock held by RMCP LLC and, if applicable, certain deferred stock units held by Mark Genender, a Partner of RMCP LLC who serves on the board of directors of Cost Plus) in the tender offer contemplated by the Merger Agreement and, if requested by BBBY, to vote such shares in favor of the merger contemplated by the Merger Agreement, upon the terms and subject to the conditions of the Support Agreements. The Support Agreements also grant to certain officers of BBBY a proxy to vote such shares in favor of such merger and certain related matters. The Support Agreements will terminate upon certain circumstances, including upon (x) the termination of the Merger Agreement in accordance with its terms, (y) an amendment of the Merger Agreement that reduces the consideration, changes the form thereof from all cash or materially and adversely affects, as applicable, RMCP II or RMCP III, or (z) November 9, 2012.

The foregoing description of the Support Agreements is a summary only and it is qualified in its entirety by reference to the full text of the Support Agreements, which are filed as Exhibits 99.2 and 99.3 to the BBBY 8-K and incorporated by reference into this Schedule 13D as, respectively Exhibits 5 and 6 to this Schedule 13D.

The Reporting Persons currently intend for RMCP II and RMCP III to comply with their obligations under the Support Agreements and do not currently expect to file any further amendment to this Schedule 13D to report the actual taking of any action taken by them, including the tendering of any shares in such tender offer or the voting of any shares in support of such merger, that is required to be taken by the RMCP II or RMCP III under the Support Agreements.

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 9 OF 13 PAGES

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D is hereby amended and restated as follows:

(a)-(b)

RMCP II beneficially owns, in the aggregate, 1,542,150 shares of Common Stock, which represent approximately 6.9% of the outstanding Common Stock.(1) Except as otherwise provided in the Support Agreements, RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,542,150 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 1,656,961 shares of Common Stock, which represent approximately 7.4% of the outstanding Common Stock. Except as otherwise provided in the Support Agreements, RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 1,656,961 shares of Common Stock.

RMCP LLC holds directly 29,500 shares of Common Stock, which represent approximately 0.1% of the outstanding Common Stock. Except as otherwise provided in the Support Agreements, RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 29,500 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 3,199,111 shares of Common Stock, which represent approximately 14.2% of the outstanding Common Stock. The shares of Common Stock beneficially owned by RMCP II, RMCP III, and RMCP LLC, when aggregated together, total 3,228,611 shares, which represent approximately 14.4% of the outstanding Common Stock.

As the general partner of each of RMCP II and RMCP III, RMCP GP controls RMCP II and RMCP III and therefore may be deemed to beneficially own all shares of Common Stock beneficially owned by RMCP II and RMCP III. As the managing member of RMCP GP, RMCP LLC controls RMCP GP (and thus may be deemed to control indirectly RMCP II and RMCP III) and therefore may be deemed to beneficially own all shares of Common Stock beneficially owned by RMCP GP (including all shares of Common Stock beneficially owned by II and RMCP III).

Because each of RMCM and Mr. Mesdag may be deemed to control RMCP LLC (and thus may be deemed to control indirectly RMCP GP, RMCP II and RMCP III), each of RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP LLC, RMCP GP, RMCP II and RMCP III.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

Mr. Genender, a Partner of RMCP LLC who serves on the board of directors of Cost Plus, holds 11,060 deferred stock units, each of which represents a contingent right to one share of Common Stock, which were issued by Cost Plus to Mr. Genender as director compensation for board

(1)

All calculations of percentage ownership in this Schedule 13D are based on (i) 22,490,362 shares of Common Stock outstanding as of April 6, 2102, as reported in the Annual Report on Form 10-K for the fiscal year ended January 28, 2012, which was filed by Cost Plus with the SEC on April 10, 2012, plus (ii) the shares of Common Stock issuable upon the exercise of all stock options (if any) exercisable within 60 days of the date of this filing that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 10 OF 13 PAGES

service. Such deferred stock units are currently unvested and are excluded from the shares described above as being beneficially owned (or deemed to be beneficially owned) by any of the Reporting Persons.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, RMCM disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D, and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock beneficially owned by RMCP II and RMCP III. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, each of Mr. Teets and Mr. Genender disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

The description of the Support Agreements set forth in Item 4 is incorporated herein by reference.

ITEM 7.	EXHIBITS

Item 7 of this Schedule 13D is hereby amended to include the following information:

Exhibit No.	Description of Exhibit

5	Support and Tender Agreement, dated as of May 8, 2012, by and among BBBY, Blue Coral and RMCP II (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by BBBY with the SEC on May 10, 2012).

6	Support and Tender Agreement, dated as of May 8, 2012, by and among BBBY, Blue Coral and RMCP III (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by BBBY with the SEC on May 10, 2012).

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 11 OF 13 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2012

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 12 OF 13 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 221485105	SCHEDULE 13D/A	PAGE 13 OF 13 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of September 18, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on September 18, 2006).

2	Confidentiality and Standstill Agreement, dated as of April 11, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 2 to Amendment No. 4 to this Schedule 13D filed by the Reporting Persons with the SEC on April 18, 2007).

3	Amendment to Confidentiality Agreement, dated as of August 22, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 3 to Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on August 27, 2007).

4	Second Amendment to Confidentiality Agreement, dated as of December 12, 2007, by and among Cost Plus and the Reporting Persons (incorporated by reference to Exhibit No. 4 to Amendment No. 7 to this Schedule 13D filed by the Reporting Persons with the SEC on December 12, 2007).

5	Support and Tender Agreement, dated as of May 8, 2012, by and among BBBY, Blue Coral and RMCP II (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by BBBY with the SEC on May 10, 2012).

6	Support and Tender Agreement, dated as of May 8, 2012, by and among BBBY, Blue Coral and RMCP III (incorporated by reference to Exhibit 99.3 of the Current Report on Form 8-K filed by BBBY with the SEC on May 10, 2012).